SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. __)*

Golar LNG Limited
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9456A100
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Luxor Capital Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,008,642(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,008,642(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,008,642(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 1,531,000 Common Shares (as defined below) underlying call options currently exercisable, as further described in Item 6.

1	NAMES OF REPORTING PERSONS
Luxor Wavefront, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,250,049(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,250,049 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,250,049 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 401,800 Common Shares underlying call options currently exercisable, as further described in Item 6.

1	NAMES OF REPORTING PERSONS
Luxor Capital Partners Offshore Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,483,259(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,483,259(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,483,259(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 1,067,200 Common Shares underlying call options currently exercisable, as further described in Item 6.

1	NAMES OF REPORTING PERSONS
Luxor Capital Partners Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,483,259 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,483,259 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,483,259 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 1,067,200 Common Shares underlying call options currently exercisable, as further described in Item 6.

1	NAMES OF REPORTING PERSONS
Thebes Offshore Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
316,390

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
316,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
316,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Thebes Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
316,390

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
316,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
316,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
LCG Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,058,340(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,058,340 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,058,340 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable, as further described in Item 6.

1	NAMES OF REPORTING PERSONS
Luxor Capital Group, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,058,340 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,058,340 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,058,340 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable, as further described in Item 6.

1	NAMES OF REPORTING PERSONS
Luxor Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,058,340 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,058,340 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,058,340 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable, as further described in Item 6.

1	NAMES OF REPORTING PERSONS
Christian Leone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,058,340 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,058,340 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,058,340 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 3,000,000 Common Shares underlying call options currently exercisable, as further described in Item 6.

Item 1.	Security and Issuer.

This statement relates to the Common Shares, par value $1.00 per share (the “Common Shares”), of Golar LNG Limited, a Bermuda corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2nd Floor, S.E. Pearman Building, 9 Par-La-Ville Road, Hamilton, HM11 Bermuda.

Item 2.	Identity and Background.

(a)          This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Thebes Offshore Master Fund, LP, a Cayman Islands exempted limited partnership (the “Thebes Master Fund”), Thebes Partners, LP, a Delaware limited partnership (the “Thebes Feeder Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, Offshore Feeder Fund and the Thebes Master Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”) and Christian Leone.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund.  By virtue of this relationship, the Offshore Feeder Fund may be deemed to beneficially own the Common Shares owned directly by the Offshore Master Fund.

The Thebes Master Fund is a subsidiary of the Thebes Feeder Fund.  By virtue of this relationship, the Thebes Feeder Fund may be deemed to beneficially own the Common Shares owned directly by the Thebes Master Fund.

LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Feeder Fund and the Thebes Master Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Common Shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Feeder Fund and the Thebes Master Fund.

Luxor Capital Group acts as the investment manager of the Luxor Funds.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Common Shares owned directly by the Onshore Fund, the Wavefront Fund, the Thebes Master Fund and the Offshore Master Fund.

Set forth on Schedule A attached hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The business address of each of the Onshore Fund, the Wavefront Fund, the Thebes Feeder Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Thebes Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)          The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of the Offshore Master Fund, the Offshore Feeder Fund and the Thebes Master Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, the Thebes Feeder Fund, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Mr. Leone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons paid the following to acquire the Common Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund:

(i)	$70,656,528 in connection with the purchase of Common Shares; and

(ii)
$5,700,000 in connection with the purchase of certain call options which are currently exercisable into Common Shares and are beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund.

The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities reported herein in the ordinary course of business in the belief that the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), and may engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer.  These discussions may address, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and the Reporting Persons may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; engaging in any hedging or similar transactions with respect to the Securities; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)          The aggregate percentage of Common Shares reported owned by each person named herein is based upon 101,300,000 Common Shares outstanding as of September 30, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 26, 2019.  As of the date hereof:

The Onshore Fund may be deemed to have beneficially owned 4,008,642 Common Shares, including 1,531,000 Common Shares underlying call options currently exercisable, the Offshore Master Fund may be deemed to have beneficially owned 2,483,259 Common Shares, including 1,067,200 Common Shares underlying call options currently exercisable, the Thebes Master Fund may be deemed to have beneficially owned 316,390 Common Shares, and the Wavefront Fund may be deemed to have beneficially owned 1,250,049 Common Shares, including 401,800 Common Shares underlying call options currently exercisable, constituting approximately 4.0%, approximately 2.5%, less than 1% and approximately 1.2%, respectively, of the outstanding Common Shares.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the 2,483,259 Common Shares, including 1,067,200 Common Shares underlying call options currently exercisable, beneficially owned by the Offshore Master Fund, constituting approximately 2.5% of the outstanding Common Shares.

The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to have beneficially owned the 316,390 Common Shares beneficially owned by the Thebes Master Fund, constituting less than 1% of the outstanding Common Shares.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Feeder Fund and the Thebes Master Fund may be deemed to have beneficially owned the 8,058,340 Common Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Feeder Fund and the Thebes Master Fund, including 3,000,000 Common Shares underlying call options currently exercisable, constituting approximately 8% of the outstanding Common Shares.

Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to have beneficially owned the 8,058,340 Common Shares owned in the aggregate by the Luxor Funds, including 3,000,000 Common Shares underlying call options currently exercisable, constituting approximately 8%  of the outstanding Common Shares.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 8,058,340 Common Shares beneficially owned by Luxor Capital Group, including 3,000,000 Common Shares underlying call options currently exercisable, constituting approximately 8%  of the outstanding Common Shares.

Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 8,058,340 Common Shares owned by Luxor Management, including 3,000,000 Common Shares underlying call options currently exercisable, constituting approximately 8% of the outstanding Common Shares.

(b)          Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Onshore Fund.

Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Wavefront Fund.

Each of the Thebes Master Fund, the Thebes Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management, and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Thebes Master Fund.

Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Offshore Master Fund.

(c)          The transactions effected during the past 60 days by the Reporting Persons are set forth on Schedule B attached hereto.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of the date hereof, the Reporting Persons (other than the Thebes Feeder Fund and the Thebes Master Fund) have purchased over-the-counter market American-style call options referencing an aggregate of 3,000,000 Common Shares, of which 1,500,000 have an exercise price of $15.00 and 1,500,000 have an exercise price of $17.50, all of which expire on January 15, 2021.  The call options are currently exercisable.

As of the date hereof, the Reporting Persons have entered into certain cash-settled swap agreements with unaffiliated third party financial institutions (the “Swaps”). The Swaps held by the Reporting Persons represent economic exposure to an aggregate of 3,117,248 Common Shares, representing approximately 3% of the outstanding Common Shares.  The Swaps provide the Reporting Persons with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are the subject of the Swaps (such shares, the “Subject Shares”). Taking into account the Subject Shares, as applicable, the Reporting Persons have economic exposure to an aggregate of 11,175,588 Common Shares, representing approximately 11% of the outstanding Common Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

On January 27, 2020, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement.

99.2	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	January 27, 2020

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

1.	Don Seymour

DMS House, P.O. Box 2587
20 Genesis Close
George Town
Grand Cayman, KY1-1103
Cayman Islands

Mr. Seymour is an employee of DMS Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell

Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.	Christian Leone (See Item 2)

SCHEDULE B

TRANSACTIONS IN THE SECURITIES OF THE ISSUER EFFECTED DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transactions

LUXOR CAPITAL PARTNERS, LP

Common Shares	291	12.81	12/11/2019
Common Shares	(50,303)	13.495	12/16/2019
Common Shares	(64,282)	13.0964	12/17/2019
Common Shares	(27,713)	12.97	12/18/2019
Common Shares	(1,933)	13.7052	12/30/2019
Common Shares	(363)	14.1017	12/31/2019
Common Shares	6,940	14.2623	1/8/2020
Common Shares	46,613	14.2655	1/8/2020
Common Shares	205	14.295	1/8/2020
Common Shares	668	14.215	1/9/2020
Common Shares	544	14.2333	1/9/2020
Common Shares	103	14.36	1/9/2020
Common Shares	53,610	14.3889	1/9/2020
Common Shares	134,726	14.4335	1/9/2020
Common Shares	5,223	14.6082	1/9/2020
Common Shares	410	14.4022	1/10/2020
Common Shares	3,501	14.5006	1/10/2020
Common Shares	9,229	14.55	1/10/2020
Common Shares	18,230	14.556	1/10/2020
Common Shares	198,098	14.5594	1/10/2020
Common Shares	16,546	14.5976	1/10/2020
Common Shares	103	14.34	1/13/2020
Common Shares	19,521	14.5498	1/13/2020
Common Shares	149,813	14.5915	1/13/2020

Common Shares	4,833	14.5469	1/14/2020
Common Shares	60,705	14.6653	1/14/2020
Common Shares	16,508	14.7993	1/14/2020
Common Shares	2,084	14.6863	1/15/2020
Common Shares	65,126	14.6952	1/15/2020
Common Shares	58,882	14.763	1/15/2020
Common Shares	45,638	14.9955	1/16/2020
Common Shares	25,562	15.0000	1/16/2020
January 2020 Call Option ($20 Strike Price)(1)	(10,267)	0.00000	1/17/2020
Common Shares	51,168	14.9346	1/17/2020
Common Shares	28,449	15.0000	1/17/2020

LUXOR WAVEFRONT, LP

Common Shares	78	12.81	12/11/2019
Common Shares	2,052	14.2623	1/8/2020
Common Shares	13,784	14.2655	1/8/2020
Common Shares	61	14.295	1/8/2020
Common Shares	198	14.215	1/9/2020
Common Shares	161	14.2333	1/9/2020
Common Shares	30	14.36	1/9/2020
Common Shares	15,850	14.3889	1/9/2020
Common Shares	39,832	14.4335	1/9/2020
Common Shares	1,544	14.6082	1/9/2020
Common Shares	121	14.4022	1/10/2020
Common Shares	1,034	14.5006	1/10/2020
Common Shares	2,726	14.55	1/10/2020
Common Shares	5,384	14.556	1/10/2020
Common Shares	58,506	14.5594	1/10/2020
Common Shares	4,887	14.5976	1/10/2020

(1) Represents the expiration of the call option on January 17, 2020.

Common Shares	30	14.34	1/13/2020
Common Shares	5,777	14.5498	1/13/2020
Common Shares	44,336	14.5915	1/13/2020
Common Shares	1,427	14.5469	1/14/2020
Common Shares	17,920	14.6653	1/14/2020
Common Shares	4,873	14.7993	1/14/2020
Common Shares	620	14.6863	1/15/2020
Common Shares	19,356	14.6952	1/15/2020
Common Shares	17,501	14.763	1/15/2020
Common Shares	13,678	14.9955	1/16/2020
Common Shares	7,661	15.0000	1/16/2020
January 2020 Call Option ($20 Strike Price)(2)	(2,620)	0.00000	1/17/2020
Common Shares	15,242	14.9346	1/17/2020
Common Shares	8,475	15.0000	1/17/2020

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Shares	201	12.81	12/11/2019
Common Shares	(77,797)	13.495	12/16/2019
Common Shares	(99,418)	13.0964	12/17/2019
Common Shares	(42,862)	12.97	12/18/2019
Common Shares	(1,267)	13.7052	12/30/2019
Common Shares	(237)	14.1017	12/31/2019
Common Shares	4,549	14.2623	1/8/2020
Common Shares	30,555	14.2655	1/8/2020
Common Shares	134	14.295	1/8/2020
Common Shares	438	14.215	1/9/2020
Common Shares	357	14.2333	1/9/2020
Common Shares	67	14.36	1/9/2020

(2) Represents the expiration of the call option on January 17, 2020.

Common Shares	35,130	14.3889	1/9/2020
Common Shares	88,284	14.4335	1/9/2020
Common Shares	3,423	14.6082	1/9/2020
Common Shares	269	14.4022	1/10/2020
Common Shares	2,294	14.5006	1/10/2020
Common Shares	6,045	14.55	1/10/2020
Common Shares	11,941	14.556	1/10/2020
Common Shares	129,765	14.5594	1/10/2020
Common Shares	10,838	14.5976	1/10/2020
Common Shares	67	14.34	1/13/2020
Common Shares	12,802	14.5498	1/13/2020
Common Shares	98,250	14.5915	1/13/2020
Common Shares	3,167	14.5469	1/14/2020
Common Shares	39,786	14.6653	1/14/2020
Common Shares	10,819	14.7993	1/14/2020
Common Shares	1,367	14.6863	1/15/2020
Common Shares	42,712	14.6952	1/15/2020
Common Shares	38,617	14.763	1/15/2020
Common Shares	29,954	14.9955	1/16/2020
Common Shares	16,777	15.0000	1/16/2020
January 2020 Call Option ($20 Strike Price)(3)	(7,113)	0.00000	1/17/2020
Common Shares	33,590	14.9346	1/17/2020
Common Shares	18,676	15.0000	1/17/2020

THEBES OFFSHORE MASTER FUND, LP

2.75% Convertible Note(4)	(1,709,000)	87.15	12/5/2019
Common Shares	30	12.81	12/11/2019

(3) Represents the expiration of the call option on January 17, 2020.
(4) Represents the private sale of a 2.75% convertible promissory note convertible into the Common Shares of the Issuer in the principal amount of $1,709,000 (the “2.75% Convertible Note”) for the price per $100 par value as indicated above.